

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported):
November 8, 2005

HOME PROPERTIES, INC.
(Exact name of Registrant as specified in its Charter)

MARYLAND	1-13136	16-1455126
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

850 Clinton Square, Rochester, New York 14604
www.homeproperties.com
(Address of principal executive offices and internet site)

(585) 546-4900
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 7.01.   REGULATION FD DISCLOSURE

On November 7, 2005, the Registrant issued a press release announcing its results for the third quarter of 2005. The related press release is attached hereto as Exhibit 99.1. The information in this Current Report is being furnished pursuant to Item 7.01, Regulation FD Disclosure.

The attached press release includes a presentation of Home Properties' Funds from Operations ("FFO") and Net Operating Income ("NOI"). FFO does and NOI may fall within the definition of "non-GAAP financial measure" set forth in Item 10(e) of Regulation S-K and as a result Home Properties is or may be required to include in this Current Report a statement disclosing the reasons why management believes that presentation of these measures provides useful information to investors. The Company believes that FFO is helpful to investors as a supplemental measure of the operating performance of a real estate company because, along with cash flows from operating activities, financing activities and investing activities, it provides investors an understanding of the ability of the Company to incur and service debt and to make capital expenditures. Home Properties believes that NOI is helpful to investors as a supplemental measure of the operating performance of a real estate company because it is a direct measure of the actual operating results of the Company's apartment properties. The Company also uses these two measures to compare its performance to that of its peer group.

ITEM 9.01.   FINANCIAL STATEMENTS AND EXHIBITS.

c. Exhibits

Exhibit 99.1 Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: November 8, 2005   HOME PROPERTIES, INC.
                                 (Registrant)

                            By   /s/ David P. Gardner
                                 David P. Gardner, Executive Vice President
                                 and Chief Financial Officer



FOR IMMEDIATE RELEASE

HOME PROPERTIES REPORTS THIRD QUARTER 2005 RESULTS
FFO Per Share Meets Wall Street's Mean Estimate

ROCHESTER, NY, November 7, 2005 – Home Properties (NYSE:HME) today released financial results for the third quarter ending September 30, 2005. All results are reported on a diluted basis.

In commenting on the quarter's results, Edward J. Pettinella, President and CEO, said, "There are three issues I believe have been negatively affecting Home Properties' valuation, all of which we have tackled successfully. First, we have substantially improved same-store revenue and net operating growth (NOI) compared to the first half of the year. The 4.3% increase in year-over-year NOI in the third quarter was the highest growth in three years, contributing to a 3.3% per share increase in Funds from Operations. Second, we have initiated programs that will recapture the total anticipated increase in energy costs in 2006. Last, we are actively pursuing the sale of the portfolio in our weakest geographic region, Detroit, with the intent of exiting the market entirely within six months. We are very pleased with each of these strategic developments and believe they will have a positive impact on shareholder value going forward." The Company said that it will comment further on a conference call and simultaneous Webcast on November 8, 2005 at 11:00 AM Eastern Time.

Earnings per share ("EPS") for the quarter ended September 30, 2005 was $0.47, compared to $0.09 for the quarter ended September 30, 2004. The increase is primarily attributed to gains during the current quarter compared to last year's quarter, which experienced a reduction to earnings from an impairment charge. During the current quarter, the Company recorded a $7.7 million gain from sale of real estate. Results for the 2004 third quarter include a loss on sale of property of $9.9 million, or $.20 per share, related to the disposal of affordable limited partnerships. EPS for the nine months ended September 30, 2005 was $0.66 compared to $0.49 for the nine months ended September 30, 2004, primarily attributable to the loss on sale of property as described above.

For the quarter ended September 30, 2005, Funds From Operations ("FFO") was $45.7 million, or $0.94 per share, compared to $27.8 million, or $0.56 per share, for the quarter ended September 30, 2004. Before the effects of gain on sale of real estate (which offset real estate impairment charges recorded in the first quarter), FFO in 2005 would have been $38.3 million, or $0.79 per share, and FFO in 2004 would have been $38.2 million, or $0.76 per share. These results met analysts' mean estimate as reported by First Call and equate to a 3.3% increase on a per-share basis. A reconciliation of FFO to GAAP net income is included in the financial data accompanying this news release.

Third Quarter Operating Results

For the third quarter of 2005, same-property comparisons (for 138 "Core" properties containing 39,175 apartment units owned since January 1, 2004) reflected an increase in total revenues of 4.0% compared to the same quarter a year ago. Net operating income ("NOI") increased by 4.3% from the third quarter of 2004. Property level operating expenses increased by 3.6% for the quarter, primarily due to increases in electricity, personnel expense and real estate taxes, offset in part by a reduction in property insurance.

Average economic occupancy for the Core properties was 93.6% during the third quarter of 2005, up from 92.8% during the third quarter of 2004. Average monthly rental rates increased 1.6% to $974 compared to the year-ago period. The 0.8% increase in occupancy added to the 1.6% increase in rental rates produced 2.5% growth in rental income. Additional revenue from the water and sewer recovery program is included in the property other income line item, contributing to the increase in total revenue of 4.0% year over year. If the recovery were included in rent, average rents would be up 2.5% and total rental income would be up 3.4%.

On a sequential basis, compared to the 2005 second quarter results for the Core properties, total revenues were up 2.3% in the third quarter of 2005, expenses were down 0.9%, and net operating income was up 4.7%. Average economic occupancy improved by 0.4%, with a 0.7% increase to average monthly rents. Occupancies for the 3,572 net apartment units acquired/developed between January 1, 2004 and September 30, 2005 (the "Recently Acquired Communities") averaged 94.7% during the third quarter of 2005, at average monthly rents of $1,065.

Year-to-Date Operating Results

For the nine months ended September 30, 2005, same-property comparisons for the Core properties reflected an increase in total revenues of 2.5%, resulting in a 1.8% increase in net operating income compared to the first nine months of 2004. Property level operating expenses increased by 3.4% primarily due to increases in natural gas heating costs, personnel expense and real estate taxes, offset in part by a reduction in repairs and maintenance and property insurance.

Average economic occupancy for the Core properties was 93.0% during the first nine months of 2005, down from 93.4% a year ago, with average monthly rents rising 2.2%.

Acquisitions and Dispositions

During the quarter, the Company previously announced the acquisition of a 342-unit apartment community in Long Island for a total purchase price of $63.6 million. In addition, on August 15, 2005, the Company acquired The Brooke at Peachtree Village in Allentown, Pennsylvania, with a total of 146 units, for a total purchase price of $16.0 million, including closing costs, which equates to approximately $110,000 per apartment unit. The purchase was funded through the Company's line of credit. The property is currently 97.6% occupied. The weighted average first year capitalization rate projected on this acquisition is 5.7%. Built between 1986 and 1989, the community consists of 20 two-story buildings with 24 one-bedroom and 52 two-bedroom apartment units plus 70 two-bedroom townhome units. The average apartment size is 1,163 square feet, with a weighted average rent per unit of $983. Amenities on the well-landscaped property include a full-size washer and dryer in each apartment, wood-burning fireplaces in all except 15 apartments, and an outdoor swimming pool and jogging path. During the first three years of ownership, the Company expects to spend approximately $800,000 in improvements above and beyond normal capital replacements.

During the third quarter, the Company placed in service the first phase of a new construction project located in South Portland, Maine called Liberty Commons. The 120-unit apartment community is adjacent to Red Bank Village, a 500-unit community acquired in 1998. Excess land acquired with the original purchase was used for this development. The first phase is 48 units, with a construction cost of approximately $108,000 per unit. The new phase was placed in service on August 1, 2005 with average rents during the third quarter of $1,117 and occupancy of 76.9%. By the end of the third quarter, the property was fully occupied.

The Company had previously announced the sale on July 8 of a 110-unit property in Philadelphia, Pennsylvania for $5.9 million. A gain on sale of approximately $1.8 million (before allocation of minority interest) was recorded in the third quarter related to this sale. The weighted average first year capitalization rate projected on this disposition is 6.97%.

A sale is pending for the Pavilion Apartments in Rockville, Maryland, a high-rise building which is under contract to be sold to a condo converter at a cap rate of approximately 3.6%. The Company expects to use the proceeds to repurchase common shares and/or acquire additional apartment properties, which would be accretive to earnings by six to seven cents per share in 2006. The sale is expected to close this week.

Update on Sale of Affordable Properties

As of September 30, 2005, the Company continued to own one affordable property with a total of 868 units and continues to pursue the sale of the property. The Company was successful in transferring one affordable property with 1,058 units in Pittsburgh to the mortgage holder on September 30, 2005 in lieu of foreclosure. A gain from the sale of real estate of approximately $7.7 million (before allocation of minority interest) was recorded in the third quarter. In the first quarter of 2005, the Company had recorded a real estate impairment charge of $7.3 million for this same property. For year-to-date FFO purposes, the third quarter gain offset the impairment charge in its entirety, with the net additional gain of $361,000 from the sale of real estate not included in FFO.

Capital Markets Activities

During the third quarter of 2005, the Company's additional capital raised (approximately $640,000) under its Dividend Reinvestment and Direct Stock Purchase Plan ("DRIP") netted to zero. The Company met share demand through share repurchase by the transfer agent in the open market instead of new share issuance. This removes the dilution caused by issuing new shares at a price less than the published net asset value in an economic and efficient manner.

The Company's line of credit agreement, which was maturing, was renegotiated for a new three-year term which expires September 1, 2008. The new facility was increased from $115 million to $140 million and contains less restrictive covenants as well as a 30 basis point reduction in the pricing spread over LIBOR.

As of September 30, 2005, the Company's ratio of debt-to-total market capitalization was 48.4% (based on a stock price of $39.27 to determine equity value), with $94 million outstanding on its $140 million revolving credit facility and $5.3 million of unrestricted cash on hand. Mortgage debt of $1.8 billion was outstanding, at rates of interest averaging 5.9% and with staggered maturities averaging approximately seven years. Approximately 90% of total indebtedness is at fixed rates. Interest coverage averaged 2.5 times during the quarter; and the fixed charge ratio, which includes preferred dividends, averaged 2.3 times.

The Company estimates its net asset value ("NAV") per share at September 30, 2005 to be $52.30 based on capitalizing at 6.3% the total of the annualized and seasonally adjusted third quarter property net operating income, plus a 3% growth factor, minus a management fee. The Company believes the cap rate used reflects current market conditions.

During the third quarter of 2005 and into October, the Company repurchased 784,105 of its common shares for approximately $30 million, or a weighted average of $38.26 per share. The Company has Board authorization to buy back up to approximately 3.9 million additional shares of its common stock or Operating Partnership Units.

Outlook

The Company has tightened its full year guidance, reducing the high end of the range by six cents and reducing the low end of the range by four cents. This results in FFO per share between $2.83 and $2.85 per share for the year, and between $0.70 and $0.72 for the fourth quarter. These results are before the effects of real estate impairment charges in either year. The reduction in guidance results primarily from the dramatically increased cost of natural gas used in supplying heat. This guidance range reflects management's current assessment of economic and market conditions. Assumptions used for the 2005 projections are included with the published supplemental information.

The Company owns two properties in Florida, which sustained damages from Hurricane Wilma in late October, 2005. The estimate of damages has not been finalized but is not expected to materially exceed one cent per share. Pending a final assessment, no estimate is included in the fourth quarter guidance numbers supplied above.

The Company's outlook for 2006, including assumptions, will be published in a separate press release before the announcement of fourth quarter 2005 results.

Conference Call

The Company will conduct a conference call and simultaneous Webcast tomorrow at 11:00 AM Eastern Time to review the information reported in this release. To listen to the call, please dial 888-433-1657 (International 303-957-1357). A replay of the call will be available through November 15, 2005, by dialing 800-633-8284 or 402-977-9140 and entering 21228982. The Company Webcast, which includes a slide presentation, will be available, live at 11:00 AM and archived by 2:00 PM, through the "Investors" section of our Web site, www.homeproperties.com, under the heading, "Financial Information."

The Company produces supplemental information that provides details regarding property operations, other income, acquisitions, sales, market geographic breakdown, debt and net asset value. The supplemental information is available via the Company's Web site, e-mail or facsimile upon request.

This press release contains forward-looking statements. Although the Company believes expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. Factors that may cause actual results to differ include general economic and local real estate conditions, the weather and other conditions that might affect operating expenses, the timely completion of repositioning activities within anticipated budgets, the actual pace of future acquisitions and dispositions, and continued access to capital to fund growth.

Home Properties is the sixth largest publicly traded apartment real estate investment trust in the United States. The Company owns, operates, acquires and rehabilitates apartment communities in selected Northeast, Midwest, Mid-Atlantic and Southeast Florida markets. Currently, Home Properties operates 159 communities containing 46,316 apartment units. Of these, 42,747 units in 154 communities are owned directly by the Company; 868 units are partially owned and managed by the Company as general partner, and 2,701 units are managed for other owners. For more information, visit Home Properties' Web site at www.homeproperties.com*.*

Tables to follow.

Third Quarter Results	Avg. Economic Occupancy[c]		Q3 '05 Average Monthly Rent/ Occ Unit	Q3 '05 vs. Q3 '04		
	Q3 '05	Q3 '04		% Rental Rate Growth	% Rental Revenue Growth	% NOI Growth
Core Properties[a]	93.6%	92.8%	$ 974	1.6%	2.5%	4.3%
Acquisition Properties[b]	94.7%	NA	$1,065	NA	NA	NA
TOTAL PORTFOLIO	93.7%	92.8%	$ 981	NA	NA	NA

Year-To-Date Results	Avg. Economic Occupancy[c]		YTD '05 Average Monthly Rent/ Occ Unit	YTD '05 vs. YTD '04		
	YTD '05	YTD '04		% Rental Rate Growth	% Rental Revenue Growth	% NOI Growth
Core Properties[a]	93.0%	93.4%	$ 968	2.2%	1.7%	1.8%
Acquisition Properties[b]	95.0%	NA	$1,039	NA	NA	NA
TOTAL PORTFOLIO	93.2%	93.4%	$ 974	NA	NA	NA

[a] Core Properties includes 138 properties with 39,175 apartment units owned throughout 2004 and 2005.

[b] Reflects 16 properties with 3,572 apartment units acquired/developed subsequent to January 1, 2004.

[c] Average economic occupancy is defined as total possible rental income, net of vacancy and bad debt expense as a percentage of total possible rental income. Total possible rental income is determined by valuing occupied units at contract rates and vacant units at market rents.

HOME PROPERTIES, INC.
SUMMARY CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share data – Unaudited)

	Three Months Ended September 30		Nine Months Ended September 30	
	2005	**2004**	**2005**	**2004**
Rental income	$ 117,581	$ 110,731	$ 345,149	$ 323,922
Property other income	7,626	5,484	18,871	15,357
Interest income	92	150	233	449
Other income	476	805	1,503	1,968
Total revenues	125,775	117,170	365,756	341,696
Operating and maintenance	54,161	50,102	165,065	152,267
General and administrative	4,894	4,879	14,443	14,496
Interest	27,059	23,016	77,175	66,615
Depreciation and amortization	25,639	22,999	74,263	66,073
Impairment of assets held as General Partner	-	-	-	1,116
Total expenses	111,753	100,996	330,946	300,567
Income from operations	14,022	16,174	34,810	41,129
Equity in earnings (losses) of unconsolidated affiliates	-	25	-	(538)
Income before minority interest and discontinued operations	14,022	16,199	34,810	40,591
Minority interest in Operating Partnership	(4,133)	(4,562)	(9,842)	(11,240)
Income from continuing operations	9,889	11,637	24,968	29,351
Discontinued operations				
Income (loss) from operations, net of minority interest	447	104	(4,808)	(614)
Gain (loss) on disposition of property, net of minority Interest	6,367	(6,816)	6,290	(6,305)
Discontinued operations	6,814	(6,712)	1,482	(6,919)
Income before loss on disposition of property	16,703	4,925	26,450	22,432
Gain (loss) on disposition of property, net of minority interest	-	-	-	(67)
Income before cumulative effect of change in accounting principle	16,703	4,925	26,450	22,365
Cumulative effect of change in accounting principle, net of minority interest	-	-	-	(321)
Net Income	16,703	4,925	26,450	22,044
Preferred dividends	(1,350)	(1,898)	(4,929)	(5,695)
Net income available to common shareholders	$ 15,353	$ 3,027	$ 21,521	$ 16,349
Reconciliation from net income available to common shareholders to Funds From Operations:				
Net income available to common shareholders	$ 15,353	$ 3,027	$ 21,521	$ 16,349
Real property depreciation and amortization	24,997	23,225	72,524	67,566
Real property depreciation – unconsolidated	-	-	-	556
Impairment on general partnership investment – real estate	-	-	-	945
Loss on disposition of property	-	-	-	50
Minority Interest	4,133	4,562	9,842	11,240
Minority Interest – income (loss) from discontinued operations	216	49	(2,379)	(201)
Minority Interest – gain (loss) from disposition of discontinued operations	2,389	(3,195)	2,389	(3,195)
Loss (gain) on disposition of discontinued operations	(1,431)	94	(1,353)	(417)
Cumulative effect of change in accounting principle	-	-	-	321
FFO [(1)]	$ 45,657	$ 27,762	$ 102,544	$ 93,214

HOME PROPERTIES, INC.
SUMMARY CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share data – Unaudited)

	Three Months Ended September 30		Nine Months Ended September 30	
	2005	**2004**	**2005**	**2004**
FFO – basic	$ 45,657	$ 27,762	$ 102,544	$ 93,214
Preferred dividends - convertible preferred stock [2]	-	-	879	-
FFO – diluted	$ 45,657	$ 27,762	$ 103,423	$ 93,214
FFO – basic	$ 45,657	$ 27,762	$ 102,544	$ 93,214
Preferred dividends - convertible preferred stock [2]	-	548	879	1,645
(Gain)loss on disposition of discontinued operations	(7,325)	9,917	400	11,017
FFO - operating [4]	$ 38,332	$ 38,227	$ 103,823	$ 105,876
FFO – basic	$45,657	$ 27,762	$ 102,544	$93,214
Preferred dividends - convertible preferred stock [2]	-	548	879	1,645
Recurring non-revenue generating capital expenses	(5,592)	(5,416)	(16,639)	(15,935)
AFFO [6]	$ 40,065	$ 22,894	$ 86,784	$ 78,924
FFO – operating	$ 38,332	$ 38,227	$ 103,823	$ 105,876
Recurring non-revenue generating capital expenses	(5,592)	(5,416)	(16,639)	(15,935)
AFFO - operating	$ 32,740	$ 32,811	$ 87,184	$ 89,941
Weighted average shares/units outstanding:				
Shares – basic	32,518.9	33,293.9	32,072.3	32,840.7
Shares – diluted	32,950.1	33,738.0	32,481.2	33,280.7
Shares/units – basic [3]	48,255.2	48,894.6	47,828.7	48,660.3
Shares/units – diluted [3]	48,686.3	49,338.6	48,680.2	49,100.3
Per share/unit:				
Net income – basic	$0.47	$0.09	$0.67	$0.50
Net income – diluted	$0.47	$0.09	$0.66	$0.49
FFO – basic	$0.95	$0.57	$2.14	$1.92
FFO – diluted	$0.94	$0.56	$2.12	$1.90
Operating FFO – diluted, before real estate impairments [4]	$0.79	$0.76 [5]	$2.13	$2.12 [5]
AFFO [5]	$0.82	$0.46	$1.78	$1.58 [5]
Operating AFFO – before real estate impairments [4] [6]	$0.67	$0.65 [5]	$1.79	$1.80 [5]
Common Dividend paid	$0.63	$0.62	$1.89	$1.86

[1] Pursuant to the revised definition of Funds From Operations adopted by the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT"), FFO is defined as net income (computed in accordance with accounting principles generally accepted in the United States of America ("GAAP")) excluding gains or losses from disposition of property, minority interest and extraordinary items plus depreciation from real property. Other similarly titled measures may not be calculated in the same manner.

[2] The convertible preferred stock has an anti-dilutive effect on the per-share calculation, therefore, the convertible preferred dividends are not included in FFO diluted for the three and nine months ended September 30, 2004.

[3] Basic includes common stock outstanding plus operating partnership units in Home Properties, L.P., which can be converted into shares of common stock. Diluted includes additional common stock equivalents.

[4] Operating FFO is defined as FFO as computed in accordance with NAREIT definition, adjusted for the addback of real estate impairment charges and the (gain) loss on disposition of property. This is presented for a consistent comparison of how NAREIT defined FFO in 2003.

[5] The diluted shares/units for the three and nine months ended September 30, 2004 used for Operating FFO are 50,172.0 and 49,933.7, respectively.

[6] Adjusted Funds From Operations ("AFFO") is defined as gross FFO less an annual reserve for anticipated recurring, non-revenue generating capitalized costs of $525 per apartment unit. The resulting sum is divided by the weighted average shares/units on a diluted basis to arrive at AFFO per share/unit.

HOME PROPERTIES, INC.
SUMMARY CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share data - Unaudited)

	September 30, 2005	December 31, 2004
Land	$ 416,538	$ 402,620
Construction in progress	1,738	1,627
Buildings, improvements and equipment	2,817,939	2,640,943
Real estate held for sale or disposal, net	21,173	78,711
	3,257,388	3,123,901
Accumulated depreciation	(478,645)	(405,919)
Real estate, net	2,778,743	2,717,982
Cash and cash equivalents	5,264	7,925
Cash in escrows	37,587	43,883
Accounts receivable	6,009	6,664
Prepaid expenses	21,550	18,224
Deferred charges	11,060	13,778
Other assets	8,591	8,340
Total assets	$2,868,804	$2,816,796
Mortgage notes payable	$1,768,554	$1,644,722
Line of credit	94,000	58,000
Accounts payable	18,718	24,600
Accrued interest payable	8,738	8,876
Accrued expenses and other liabilities	22,830	26,750
Security deposits	23,447	22,651
Total liabilities	1,936,287	1,785,599
Minority interest	287,170	310,775
Stockholders' equity	645,347	720,422
Total liabilities and stockholders' equity	$2,868,804	$2,816,796
Total shares/units outstanding:		
Common stock	32,391.3	32,625.4
Operating partnership units	15,715.0	15,591.3
Series D convertible cumulative preferred stock*	-	833.3
	48,106.3	49,050.0

*Potential common shares

# # #

For further information:

David P. Gardner, Executive Vice President and Chief Financial Officer, (585) 246-4113
Charis W. Warshof, Vice President, Investor Relations, (585) 295-4237